[redacted]

11022583

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 22 2011
DIVISION OF MARKET REGULATION

ame
6/22/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2010 (MM/DD/YY) AND ENDING 12-31-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Double Eagle Securities of America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6610 N. University Dr, Suite 250, Tamarac, FL 33321
(No. and Street)

TAMARAC (City) FL (State) 33321 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAUM + COMPANY, PA (JOEL BAUM, CPA)
(Name – *if individual, state last, first, middle name*)

605 Lincoln Rd, Suite 210, Miami Beach, FL 33139
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M. a 9/15

OATH OR AFFIRMATION

I, Daniel L. Bertucelli, FINOP & Reg. Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Double Eagle Securities of America, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

2/28/11

Notary Public

(Personally known to me)

JACQUELYN M. BAILEY
MY COMMISSION # DD818376
EXPIRES: September 13, 2012
1-800-3-NOTARY Fl. Notary Discount Assoc. Co.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOUBLE EAGLE SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

TABLE OF CONTENTS

BAUM & COMPANY, P.A.
Certified Public Accountants
605 Lincoln Road – Suite 210
Miami Beach, Florida 33139
(305) 672-1230

INDEPENDENT AUDITOR'S REPORT

To the Board of directors
Tamarac, Florida

We have audited the accompanying balance sheet of Double Eagle Securities of America, Inc. as of December 31, 2010 and the related statement of operations, cash flows, and statements of changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Double Eagle Securities of America, Inc. at December 31, 2010, and the results of its operations and the related statement of operations, cash flows, and changes in stockholders' equity for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information presented on the statement of computation of minimum capital requirements is not a required part of the basic financial statements, but in supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 24, 2011
Miami Beach, Florida

Baum & Company PA

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
BALANCE SHEET
DECEMBER 31, 2010

ASSETS

Current Assets	
Cash in bank and cash equivalents	$ 62,673
Commission receivable	3,775
Total Current Assets	66,448
Fixed Assets (net)	137
Total Assets	$ 66,585

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts Payable and Accrued Expenses	$ 514
Stockholder,s Equity	
Common Stock, no par value 1,000 shares authorized, issued and outstanding	8,500
Retained Earnings	57,571
Total Stockholder's Equity	66,071
Total Liabilities and Stockholders' Equity	$66,585

See accompanying notes to financial statements.

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues	$ 18,420
Operating Expenses:	
Professional fees	975
Compensation and commissions	11,731
General & Administrative Expenses	3,914
Total Operating Expenses	16,620
Net Income before Other Income	1,800
Other Income (expense)	
Interest Income	185
	185
Net Income before Provision for Income Taxes	1,985
Provision for Income Taxes	- 0 -
Net Income	$ 1,985

See accompanying notes to financial statements.

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities:	
Net Income	$ 1,985
Adjustment to reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	227
Changes in Assets and Liabilities	
Decrease in Commissions Receivable	155
Increase in accounts payable and accrued expenses	448
Net Cash Provided by Operations	2,815
Net Increase in cash	2,815
Cash and Cash Equivalents - beginning	59,858
Cash and Cash Equivalents - ending	$ 62,673

See accompanying notes to financial statements.

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

	Common Stock	Retained Earnings
Balance - 12/31/09	$ 8,500	$ 55,586
Net Income	- 0 -	1,985
Balance - 12/31/10	$ 8,500	$ 57,571

See accompanying notes to financial statements

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of Business

The Company was incorporated on June 23, 1997 in the State of Florida. The Company has registered with the Securities Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer. Consequently, its record keeping is in accordance with rules and regulations prescribed by these agencies. The Company in accordance with its exemption under SEC Rule 15c3-3(k)(1), holds no customer funds and all investor payments are made directly to the investment companies.

B.) Cash Equivalents

For purposes of reporting cash flows, and cash and cash equivalents includes money market accounts and certificates of deposits and any highly liquid debt instruments purchased with a maturity of six months or less. The cash funds in a savings account at ETrade Bank have been treated as cash in bank.

C.) Revenue Recognition

Revenues consist entirely of commissions received from various investment companies when earned, which is defined as when customer funds are received by the investment company and expenses are recognized, when incurred.

D.) Income Taxes

The Company has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholders. Therefore, no provision for income taxes has been made in the financial statements.

E.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2009 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.) Marketable Investments

The Company reflects its marketable investments at the lower of cost or market.

NOTE 2 RESTRICTIVE COVENANTS

The National Association of Securities Dealers, Inc. imposes certain restrictions on the Company, the most significant of which are to maintain a minimum net capital of $ 5,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

NOTE 3 SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5 COMMITMENTS

The Company shares an office facility paid for by an affiliated company. Commencing September 2010, the Company pays $ 328 per month for its respective use of the office and other common costs incurred. The reimbursed allocated costs of $ 2,624 from January 1 to August 31, 2010 were waivered.

NOTE 6 RELATED PARTIES

The shareholder of the Company receive compensation of $ 9,000 in 2010.

NOTE 7 FIXED ASSETS

The fixed assets consists of $ 1,587 of office equipment being depreciated over 7 years on the straight-line method of depreciation. The depreciation for 2010 was $ 137.

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
Supplemental Information
STATEMENT OF COMPUTATION OF MINIMUM CAPITAL REQUIREMENTS
DECEMBER 31, 2010

Total Assets	$ 66,585
Less: Liabilities	514
Net Capital before other charges	66,071
Charges against Capital Non-allowable Assets	(3,912)
Net Capital	62,159
Net Capital Required	5,000
Excess Net Capital	57,159

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2010

Net capital per Audited Financial Statements	$ 62,159
Net capital per Focus Report - Part II A	62,159
Net Difference	- 0 -

BAUM & COMPANY, P.A.
Certified Public Accountants
605 Lincoln Road – Suite 210
Miami Beach, Florida 33139
(305) 672-1230

To the Board of Directors
Tamarac, Florida

We have examined the financial statements of Double Eagle Securities of America, Inc. as of December 31, 2010 and have issued our report there on dated February 24, 2011. As part of our examination, we reviewed and tested the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extend if other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognized that the evaluation of these factors necessarily requires estimates and judgements by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors.

Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2010, was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

February 24, 2011
Miami Beach, Florida

Baum & Company PA